UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Consolidated Summary Report

<under U.S. GAAP>

for the Fiscal Year Ended March 31, 2002

Date:	July 25, 2002
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306) (URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
For inquiry:	Keiichi Riko, Chief Manager - Financial Policy Division (Phone) +81-3-3240-8139

Consolidated financial data for the year ended March 31, 2002

(1) Operating results

(in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2002	2001
Gross revenue	**2,717,702**	3,238,798
(change from corresponding period of the previous year)	**(16.1)%**	20.6 %
Income (loss) before income tax expense or benefit	**(324,233)**	3,589
(change from corresponding period of the previous year)	-	37.1 %
Net income (loss)	**(216,534)**	(59,174)
(change from corresponding period of the previous year)	-	-
Earnings (loss) per common share - basic (in yen)	**(39,733.32)**	(12,274.55)
Earnings (loss) per common share - assuming dilution (in yen)	-	-
Net income (loss) as a percentage of shareholders' equity	**(8.9)%**	(2.1)%
Income (loss) before income tax expense or benefit as a percentage of total assets	**(0.3)%**	0.0 %
Income (loss) before income tax expense or benefit as a percentage of gross revenue	**(11.9)%**	0.1 %

Notes:

1. Equity in earnings (loss) of affiliates for the year ended:

March 31, 2002:	*(9,200)*	*million of yen*
March 31, 2001:	*(2,158)*	*million of yen*

2. Average number of shares outstanding for the year ended:

March 31, 2002:	*(common stock)*	*5,555*	*thousands of shares*
	(preferred stock-class 1)	*81*	*thousands of shares*
	(preferred stock-class 2)	*100*	*thousands of shares*
March 31, 2001:	*(common stock)*	*5,500*	*thousands of shares*
	(preferred stock-class 1)	*81*	*thousands of shares*
	(preferred stock-class 2)	*100*	*thousands of shares*

(2) Balance sheet highlights

(in millions of yen except per share data and percentages)

	As of March 31,	
	2002	2001
Total assets	**94,365,114**	93,488,950
Shareholders' equity	**2,626,497**	3,201,296
Shareholders' equity as a percentage of total assets	**2.8%**	3.4%
Shareholders' equity per common share	**391,595.90**	499,969.63

Note:

Number of shares outstanding as of:

March 31, 2002:	*(common stock)*	*5,742*	*thousands of shares*
	(preferred stock-class 1)	*81*	*thousands of shares*
	(preferred stock-class 2)	*100*	*thousands of shares*
March 31, 2001:	*(common stock)*	*5,587*	*thousands of shares*
	(preferred stock-class 1)	*81*	*thousands of shares*
	(preferred stock-class 2)	*100*	*thousands of shares*

(3) Cash flows

(in millions of yen)

	For the year ended March 31,	
	2002	2001
Net cash provided by (used in) operating activities	**(922,743)**	(923,725)
Net cash provided by (used in) investing activities	**(546,888)**	(5,921,317)
Net cash provided by (used in) financing activities	**1,508,172**	6,435,663
Cash and cash equivalents at end of fiscal year	**1,832,399**	1,729,668

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsubishi Tokyo Financial Group, Inc. ("MTFG") is incorporated and principally operates. Such consolidated financial statements have been prepared on the basis of generally accepted accounting principles and prevailing practices within the banking industry in the United States of America. In certain respects, the financial statements reflect adjustments which are not included in the financial statements of MTFG or its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation.

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"), The Mitsubishi Trust Banking Corporation ("MTB"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of BTM, established MTFG, a holding company, through stock-for-stock exchanges. BTM, MTB and NTB each became a wholly-owned subsidiary of MTFG, and the common and preferred shareholders of these three banks received shares of MTFG. The business combination involving BTM and MTB was accounted for under "pooling of interests" method and, accordingly, the information for the periods prior to the business combination included herein presents the combined results of BTM and MTB as if the business combination had been in effect for all the periods presented.

(Reference)

Formulas for computing ratios for the year ended March 31, 2002 are as follows.

Earnings per common share - basic

$$\frac{\text{Net income - Total dividends for the fiscal year on preferred stock}}{\text{Average number of common stock for the fiscal year *}}$$

Earnings per common share - assuming dilution

$$\frac{\text{Net income - Total dividends for the fiscal year on preferred stock + Adjustments in net income assuming dilution}}{\text{Average number of common stock for the fiscal year * + Number of dilutive potential common stock}}$$

Net income as a percentage of shareholders' equity

$$\frac{\text{Net income - Total dividends for the fiscal year on preferred stock}}{\begin{array}{l}\{\text{ [Shareholders' equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year} \times \text{Issue price]} \\ \text{+ [Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end} \times \text{Issue price] }\}\text{ / 2}\end{array}} \times 100$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at fiscal year end - Number of preferred stock at fiscal year end} \times \text{Issue price}}{\text{Number of common stock at fiscal year end *}}$$

* excluding treasury stock and parent's common stock owned by subsidiaries

Consolidated Balance Sheets

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

(in millions of yen)	As of March 31, 2002 (A)	As of March 31, 2001 (B)	Increase/(Decrease) (A) - (B)
Assets:			
Cash and due from banks	**1,832,399**	1,729,668	102,731
Interest-earning deposits in other banks	**4,332,180**	6,014,905	(1,682,725)
Call loans and funds sold	**1,626,760**	1,828,749	(201,989)
Receivables under resale agreements	**1,122,680**	1,428,488	(305,808)
Receivables under securities borrowing transactions	**1,953,242**	1,938,500	14,742
Trading account assets	**7,497,253**	7,143,309	353,944
Investment securities:			
Securities available for sale	**23,282,816**	21,730,915	1,551,901
Securities being held to maturity	**272,163**	306,207	(34,044)
Other investment securities	**129,498**	168,547	(39,049)
Total investment securities	**23,684,477**	22,205,669	1,478,808
Loans, net of unearned income and deferred loan fees	**50,229,725**	49,670,903	558,822
Allowance for credit losses	**(1,735,180)**	(1,716,984)	(18,196)
Net loans	**48,494,545**	47,953,919	540,626
Premises and equipment - net	**681,366**	689,663	(8,297)
Accrued interest	**213,697**	316,941	(103,244)
Customers' acceptance liability	**37,608**	43,552	(5,944)
Other assets	**2,888,907**	2,195,587	693,320
Total	**94,365,114**	93,488,950	876,164
Liabilities and Shareholders' Equity:			
Deposits:			
Domestic offices:			
Non-interest-bearing	**3,091,407**	2,884,031	207,376
Interest-bearing	**48,826,155**	43,064,927	5,761,228
Overseas offices:			
Non-interest-bearing	**2,166,464**	1,675,511	490,953
Interest-bearing	**9,575,475**	12,481,273	(2,905,798)
Total deposits	**63,659,501**	60,105,742	3,553,759
Debentures	**2,269,122**	3,404,411	(1,135,289)
Call money and funds purchased	**2,542,489**	2,358,036	184,453
Payables under repurchase agreements	**3,786,560**	3,046,618	739,942
Payables under securities lending transactions	**2,913,983**	3,322,704	(408,721)
Due to trust account	**2,282,225**	3,672,718	(1,390,493)
Other short-term borrowings	**3,318,634**	2,129,991	1,188,643
Trading account liabilities	**2,495,768**	4,072,807	(1,577,039)
Obligations to return securities received as collateral	**315,538**	295,694	19,844
Bank acceptances outstanding	**37,608**	43,552	(5,944)
Accrued interest	**211,010**	389,301	(178,291)
Long-term debt	**5,183,841**	4,963,455	220,386
Other liabilities	**2,722,338**	2,482,625	239,713
Total liabilities	**91,738,617**	90,287,654	1,450,963
Shareholders' equity:			
Capital stock:			
Preferred stock - class 1	**122,100**	122,100	-
Preferred stock - class 2	**100,000**	100,000	-
Common stock	**873,156**	856,664	16,492
Capital surplus	**850,835**	831,105	19,730
Retained earnings:			
Appropriated for legal reserve	**236,537**	221,689	14,848
Unappropriated	**11,593**	271,246	(259,653)
Accumulated other changes in equity from nonowner sources, net of taxes	**523,250**	907,424	(384,174)
Total	**2,717,471**	3,310,228	(592,757)
Less treasury stock - at cost	**90,974**	108,932	(17,958)
Shareholders' equity - net	**2,626,497**	3,201,296	(574,799)
Total	**94,365,114**	93,488,950	876,164

(US GAAP)

Consolidated Statements of Operations

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

(in millions of yen)	For the year ended March 31, 2002 (A)	2001 (B)	Increase/(Decrease) (A) - (B)
Interest income:			
Loans, including fees	**1,276,821**	1,476,209	(199,388)
Deposits in other banks	**159,784**	236,626	(76,842)
Investment securities:			
Interest	**336,278**	305,832	30,446
Dividends	**63,115**	62,849	266
Trading account assets	**15,144**	16,954	(1,810)
Call loans and funds sold	**19,318**	28,499	(9,181)
Receivables under resale agreements and securities borrowing transactions	**146,501**	156,005	(9,504)
Total	**2,016,961**	2,282,974	(266,013)
Interest expense:			
Deposits	**485,643**	774,512	(288,869)
Debentures	**20,491**	32,285	(11,794)
Call money and funds purchased	**17,853**	22,452	(4,599)
Payables under repurchase agreements and securities lending transactions	**182,487**	238,233	(55,746)
Due to trust account	**16,683**	27,825	(11,142)
Other short-term borrowings and trading account liabilities	**46,567**	37,230	9,337
Long-term debt	**169,339**	178,081	(8,742)
Total	**939,063**	1,310,618	(371,555)
Net interest income	**1,077,898**	972,356	105,542
Provision for credit losses	**601,689**	797,081	(195,392)
Net interest income after provision for credit losses	**476,209**	175,275	300,934
Non-interest income:			
Fees and commissions	**491,864**	459,403	32,461
Trading account profits - net	**138,460**	229,508	(91,048)
Investment securities gains - net	**20,598**	232,502	(211,904)
Other non-interest income	**49,819**	34,411	15,408
Total	**700,741**	955,824	(255,083)
Non-interest expense:			
Salaries and employee benefits	**456,568**	403,739	52,829
Occupancy expenses - net	**134,787**	137,373	(2,586)
Foreign exchange losses - net	**333,034**	104,617	228,417
Losses on other real estate owned	**6,233**	16,434	(10,201)
Goodwill amortization	**7,862**	4,444	3,418
Other non-interest expenses	**562,699**	460,903	101,796
Total	**1,501,183**	1,127,510	373,673
Income (loss) before income tax expense or benefit and cumulative effect of a change in accounting principle	**(324,233)**	3,589	(327,822)
Income tax expense (benefit)	**(101,832)**	62,763	(164,595)
Loss before cumulative effect of a change in accounting principle	**(222,401)**	(59,174)	(163,227)
Cumulative effect of a change in accounting principle, net of tax	**5,867**	-	5,867
Net loss	**(216,534)**	(59,174)	(157,360)
Income attributable to preferred shareholders	**4,168**	8,336	(4,168)
Net loss attributable to common shareholders	**(220,702)**	(67,510)	(153,192)

(in yen)			
Amounts per share:			
Basic and diluted per common share - loss before cumulative effect of a change in accounting principle	**(40,789.57)**	(12,274.55)	(28,515.02)
Basic and diluted loss per common share - net loss	**(39,733.32)**	(12,274.55)	(27,458.77)

**Nonaccrual and restructured loans,
and accruing loans contractually past due 90 days or more (unaudited)**

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

(in billions of yen)	As of March 31, 2002 (A)	As of March 31, 2001 (B)	Increase/(Decrease) (A) - (B)
Nonaccrual loans:			
Domestic:			
Manufacturing	**142.5**	118.9	23.6
Construction	**213.4**	202.5	10.9
Real estate	**841.4**	939.2	(97.8)
Services	**214.8**	247.6	(32.8)
Wholesale and retail	**251.0**	229.9	21.0
Banks and other financial institutions	**58.5**	125.6	(67.0)
Other industries	**39.6**	39.9	(0.2)
Consumer	**166.3**	163.0	3.2
Total domestic	**1,928.0**	2,067.0	(139.0)
Foreign:			
Governments and official institutions	**3.3**	2.3	1.0
Banks and other financial institutions	**9.1**	8.4	0.7
Commercial and industrial	**226.0**	180.7	45.2
Other	**7.0**	32.3	(25.2)
Total foreign	**245.5**	223.8	21.7
Total	**2,173.5**	2,290.9	(117.3)
Restructured loans:			
Domestic	**1,859.1**	1,855.6	3.5
Foreign	**109.1**	98.8	10.3
Total	**1,968.3**	1,954.4	13.8
Accruing loans contractually past due 90 days or more:			
Domestic	**20.2**	24.0	(3.7)
Foreign	**2.7**	3.3	(0.6)
Total	**23.0**	27.3	(4.3)
Total	**4,164.9**	4,272.7	(107.8)

Note: Amounts are rounded down to the next lower figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division